August 11, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 (Registration No. 333-262431)

To whom it may concern:

        Reference is made to the above-referenced registration statement (the Registration
Statement   ) of CleanTech Acquisition Corp. (the    Issuer   ) under the
Securities Act of 1933, as
amended (the    Securities Act   ), with respect to a proposed business
combination involving a
merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
   Transaction   ). The Registration Statement has not yet been declared
effective as of the time and
date of this letter.

         This letter is to advise you that, effective as of the date of this letter and prior to the effectiveness of the Registration Statement, our firm (i) has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration
Statement as acting or agreeing to act (including, without limitation, any capacity or relationship
(A) required to be described under Paragraph (5) of Schedule A or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction, and (ii) is taking no steps to facilitate the Transaction, or any related financing transaction, and will not otherwise participate, directly or indirectly, in the Transaction from and after such date. In connection with our resignation, our firm has waived any claim it may have to fees under any contract or arrangement with any party to the transactions to which the Registration Statement relates.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                  Sincerely,

                                                  Cowen and Company, LLC


                                                  By: _____________________
                                                  Name: Peter Finn
                                                  Title: Managing Director
Enclosures
 cc:   CleanTech Acquisition Corp.